September 9, 2005

Mail Stop 4561

Michael Pacult
Managing Member
TriView Global Fund, LLC
5916 N. 300 West
Fremont, Indiana 46737

Re:	TriView Global Fund, LLC
	Amendment No. 4 to Form S-1
	Filed on August 31, 2005
	File No. 333-119655

Dear Mr. Pacult:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	For purposes of this comment letter, we refer to the pagination, paragraphs, sentence and line numbers as displayed by the marked courtesy copy version of your amended Form S-1 filed on August 31, 2005.

Break Even Analysis, page 15

1. We note footnote 10 to your table indicates that you have assumed an average 2% redemption fee for purposes of calculating the referenced break even percentage. To the contrary, it does not appear that you have assumed any redemption fee for the purposes of this calculation in the table. Please revise to delete this statement from footnote (10).

2. Refer to the line items that reflect break-even amounts at each redemption amount within the first 12 months. Please revise the line items in the left column to more clearly state that the break even amounts represent income required during the first four months, the second four months, and the third four months, respectively.


      *   *   *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Robert Telewicz at (202) 551-3438 or Jorge Bonilla at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Neil Miller at (202) 551-3442 or me at (202) 551-3780 with any other questions.



Sincerely,



Karen J. Garnett
Assistant Director




cc: 	William S. Scott, Esq.
	The Scott Law Firm, P.A.
	940 Northeast 79th Street, Suite A
	Miami, FL 33138
	Facsimile No.: (305) 754-2668

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TriView Global Fund, LLC
September 9, 2005
Page 1